                               UNITED STATES                  OMB APPROVAL
                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549        OMN Number:3235-0145
                                                        Expires:December 31,2005
                                SCHEDULE 13D            Estimated average burden
                                                        hours per response....11

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            ICG COMMUNICATIONS, INC.
                           --------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                    -----------------------------------------
                         (Title of Class of Securities)

                                    449246206
                                 ---------------
                                 (CUSIP Number)

                                                                     with a copy to
       JOHN T. SIEGEL, JR.               PETER H.O. CLAUDY      GEOFFREY W. LEVIN, ESQ.
    Columbia Capital III, LLC          M/C Venture Partners      Kirkland & Ellis LLP
201 North Union Street, Suite #300  75 State Street, Suite 2500    153 East 53rd St
       Alexandria, VA 22334              Boston, MA 02109         New York, NY 10022
          (703) 519-2000                  (617) 345-7200            (212) 446-4800
----------------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  JULY 19, 2004
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 25 Pages

1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                MCCC ICG Holdings LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

                OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(D) OR 2(E)                                                           [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
--------------------------------------------------------------------------------
          NUMBER OF            7      SOLE VOTING POWER

           SHARES                           0
                               -------------------------------------------------
        BENEFICIALLY           8      SHARED VOTING POWER

          OWNED BY                          2,614,232 *
                               -------------------------------------------------
            EACH               9      SOLE DISPOSITIVE POWER

          REPORTING                         0
                               -------------------------------------------------
           PERSON              10     SHARED DISPOSITIVE POWER

            WITH                            0
--------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                2,614,232 *
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
      Instructions)                                                          [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                30.06% **
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

                OO
--------------------------------------------------------------------------------

                               Page 2 of 25 Pages

1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                MCCC Merger Corp.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

                OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(D) OR 2(E)                                                           [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
--------------------------------------------------------------------------------
          NUMBER OF            7      SOLE VOTING POWER

           SHARES                           0
                               -------------------------------------------------
        BENEFICIALLY           8      SHARED VOTING POWER

          OWNED BY                          2,614,232 *
                               -------------------------------------------------
            EACH               9      SOLE DISPOSITIVE POWER

          REPORTING                         0
                               -------------------------------------------------
           PERSON              10     SHARED DISPOSITIVE POWER

            WITH                            0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                2,614,232 *
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
      Instructions)                                                          [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                30.06% **
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

                CO
--------------------------------------------------------------------------------

                               Page 3 of 25 Pages

1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                Columbia Capital Equity Partners III (QP), L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

                OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(D) OR 2(E)                                                           [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
--------------------------------------------------------------------------------
          NUMBER OF            7      SOLE VOTING POWER

           SHARES                           0
                               -------------------------------------------------
        BENEFICIALLY           8      SHARED VOTING POWER

          OWNED BY                          2,614,232 *
                               -------------------------------------------------
            EACH               9      SOLE DISPOSITIVE POWER

          REPORTING                         0
                               -------------------------------------------------
           PERSON              10     SHARED DISPOSITIVE POWER

            WITH                            0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                2,614,232 *
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
      Instructions)                                                          [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                30.06% **
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

                PN
--------------------------------------------------------------------------------

                               Page 4 of 25 Pages

1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                Columbia Capital Equity Partners III (Cayman), L.P.
--------------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------

4     SOURCE OF FUNDS (See Instructions)

                OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(D) OR 2(E)                                                           [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
--------------------------------------------------------------------------------
          NUMBER OF            7      SOLE VOTING POWER

           SHARES                           0
                               -------------------------------------------------
        BENEFICIALLY           8      SHARED VOTING POWER

          OWNED BY                          2,614,232 *
                               -------------------------------------------------
            EACH               9      SOLE DISPOSITIVE POWER

          REPORTING                         0
                               -------------------------------------------------
           PERSON              10     SHARED DISPOSITIVE POWER

            WITH                            0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                2,614,232 *
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
      Instructions)                                                          [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                30.06% **
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

                PN
--------------------------------------------------------------------------------

                               Page 5 of 25 Pages

1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                Columbia Capital Equity Partners III (AI), L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

                OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(D) OR 2(E)                                                           [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
--------------------------------------------------------------------------------
          NUMBER OF            7      SOLE VOTING POWER

           SHARES                           0
                               -------------------------------------------------
        BENEFICIALLY           8      SHARED VOTING POWER

          OWNED BY                          2,614,232 *
                               -------------------------------------------------
            EACH               9      SOLE DISPOSITIVE POWER

          REPORTING                         0
                               -------------------------------------------------
           PERSON              10     SHARED DISPOSITIVE POWER

            WITH                            0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                2,614,232 *
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
      Instructions)                                                          [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                30.06% **
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

                PN
--------------------------------------------------------------------------------

                               Page 6 of 25 Pages

1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                Columbia Capital Investors III, L.L.C.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

                OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(D) OR 2(E)                                                           [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
--------------------------------------------------------------------------------
          NUMBER OF            7      SOLE VOTING POWER

           SHARES                           0
                               -------------------------------------------------
        BENEFICIALLY           8      SHARED VOTING POWER

          OWNED BY                          2,614,232 *
                               -------------------------------------------------
            EACH               9      SOLE DISPOSITIVE POWER

          REPORTING                         0
                               -------------------------------------------------
           PERSON              10     SHARED DISPOSITIVE POWER

            WITH                            0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                2,614,232 *
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
      Instructions)                                                          [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                30.06% **
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

                OO
--------------------------------------------------------------------------------

                               Page 7 of 25 Pages

1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                Columbia Capital Employee Investors III, L.L.C.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

                OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(D) OR 2(E)                                                           [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
--------------------------------------------------------------------------------
          NUMBER OF            7      SOLE VOTING POWER

           SHARES                           0
                               -------------------------------------------------
        BENEFICIALLY           8      SHARED VOTING POWER

          OWNED BY                          2,614,232 *
                               -------------------------------------------------
            EACH               9      SOLE DISPOSITIVE POWER

          REPORTING                         0
                               -------------------------------------------------
           PERSON              10     SHARED DISPOSITIVE POWER

            WITH                            0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                2,614,232 *
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
      Instructions)                                                          [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                30.06% **
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

                OO
--------------------------------------------------------------------------------

                               Page 8 of 25 Pages

1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                Columbia Capital Equity Partners III, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

                OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(D) OR 2(E)                                                           [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
--------------------------------------------------------------------------------
          NUMBER OF            7      SOLE VOTING POWER

           SHARES                           0
                               -------------------------------------------------
        BENEFICIALLY           8      SHARED VOTING POWER

          OWNED BY                          2,614,232 *
                               -------------------------------------------------
            EACH               9      SOLE DISPOSITIVE POWER

          REPORTING                         0
                               -------------------------------------------------
           PERSON              10     SHARED DISPOSITIVE POWER

            WITH                            0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                2,614,232 *
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
      Instructions)                                                          [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                30.06% **
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

                PN
--------------------------------------------------------------------------------

                               Page 9 of 25 Pages

1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                Columbia Capital III, L.L.C.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

                OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(D) OR 2(E)                                                           [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
--------------------------------------------------------------------------------
          NUMBER OF            7      SOLE VOTING POWER

           SHARES                           0
                               -------------------------------------------------
        BENEFICIALLY           8      SHARED VOTING POWER

          OWNED BY                          2,614,232 *
                               -------------------------------------------------
            EACH               9      SOLE DISPOSITIVE POWER

          REPORTING                         0
                               -------------------------------------------------
           PERSON              10     SHARED DISPOSITIVE POWER

            WITH                            0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                2,614,232 *
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
      Instructions)                                                          [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                30.06% **
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

                OO
--------------------------------------------------------------------------------

                               Page 10 of 25 Pages

1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                Columbia Capital Equity Partners (Cayman) III, Ltd.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

                OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(D) OR 2(E)                                                           [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

                Cayman Islands
--------------------------------------------------------------------------------
          NUMBER OF            7      SOLE VOTING POWER

           SHARES                           0
                               -------------------------------------------------
        BENEFICIALLY           8      SHARED VOTING POWER

          OWNED BY                          2,614,232 *
                               -------------------------------------------------
            EACH               9      SOLE DISPOSITIVE POWER

          REPORTING                         0
                               -------------------------------------------------
           PERSON              10     SHARED DISPOSITIVE POWER

            WITH                            0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                2,614,232 *
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
      Instructions)                                                          [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                30.06% **
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

                OO
--------------------------------------------------------------------------------

                               Page 11 of 25 Pages

1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                CHESTNUT VENTURE PARTNERS, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

                OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(D) OR 2(E)                                                           [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
--------------------------------------------------------------------------------
          NUMBER OF            7      SOLE VOTING POWER

           SHARES                           0
                               -------------------------------------------------
        BENEFICIALLY           8      SHARED VOTING POWER

          OWNED BY                          2,614,232 *
                               -------------------------------------------------
            EACH               9      SOLE DISPOSITIVE POWER

          REPORTING                         0
                               -------------------------------------------------
           PERSON              10     SHARED DISPOSITIVE POWER

            WITH                            0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                2,614,232 *
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
      Instructions)                                                          [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                30.06% **
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

                PN
--------------------------------------------------------------------------------

                               Page 12 of 25 Pages

1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                CHESTNUT STREET PARTNERS, INC.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

                OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(D) OR 2(E)                                                           [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
--------------------------------------------------------------------------------
          NUMBER OF            7      SOLE VOTING POWER

           SHARES                           0
                               -------------------------------------------------
        BENEFICIALLY           8      SHARED VOTING POWER

          OWNED BY                          2,614,232 *
                               -------------------------------------------------
            EACH               9      SOLE DISPOSITIVE POWER

          REPORTING                         0
                               -------------------------------------------------
           PERSON              10     SHARED DISPOSITIVE POWER

            WITH                            0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                2,614,232 *
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
      Instructions)                                                          [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                30.06% **
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

                CO
--------------------------------------------------------------------------------




                              Page 13 of 25 Pages

1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                M/C Venture Partners V, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

                OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(D) OR 2(E)                                                           [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
--------------------------------------------------------------------------------
          NUMBER OF            7      SOLE VOTING POWER

           SHARES                           0
                               -------------------------------------------------
        BENEFICIALLY           8      SHARED VOTING POWER

          OWNED BY                          2,614,232 *
                               -------------------------------------------------
            EACH               9      SOLE DISPOSITIVE POWER

          REPORTING                         0
                               -------------------------------------------------
           PERSON              10     SHARED DISPOSITIVE POWER

            WITH                            0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                2,614,232 *
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
      Instructions)                                                          [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                30.06% **
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

                PN
--------------------------------------------------------------------------------

                               Page 14 of 25 Pages

1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                M/C VP V L.L.C.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

                OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(D) OR 2(E)                                                           [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
--------------------------------------------------------------------------------
          NUMBER OF            7      SOLE VOTING POWER

           SHARES                           0
                               -------------------------------------------------
        BENEFICIALLY           8      SHARED VOTING POWER

          OWNED BY                          2,614,232 *
                               -------------------------------------------------
            EACH               9      SOLE DISPOSITIVE POWER

          REPORTING                         0
                               -------------------------------------------------
           PERSON              10     SHARED DISPOSITIVE POWER

            WITH                            0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                2,614,232 *
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
      Instructions)                                                          [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                30.06% **
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

                OO
--------------------------------------------------------------------------------

                               Page 15 of 25 Pages

1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                M/C VENTURE INVESTORS, L.L.C.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

                OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(D) OR 2(E)                                                           [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
--------------------------------------------------------------------------------
          NUMBER OF            7      SOLE VOTING POWER

           SHARES                           0
                               -------------------------------------------------
        BENEFICIALLY           8      SHARED VOTING POWER

          OWNED BY                          2,614,232 *
                               -------------------------------------------------
            EACH               9      SOLE DISPOSITIVE POWER

          REPORTING                         0
                               -------------------------------------------------
           PERSON              10     SHARED DISPOSITIVE POWER

            WITH                            0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                2,614,232 *
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
      Instructions)                                                          [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                30.06% **
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

                OO
--------------------------------------------------------------------------------

                               Page 16 of 25 Pages

Key

* Based on the number of shares of Common Stock beneficially owned as of July 19, 2004, by Cerberus Partners, L.P., Cerberus International, Ltd., Cerberus Series One Holdings, LLC, Cerberus Series Two Holdings, LLC (collectively, the "Cerberus Parties") and W.R. Huff Asset Management Co. L.L.C. ("Huff"), as represented and warranted in the Support Agreement dated July 19, 2004, among MCCC ICG Holdings LLC, MCCC Merger Corp., the Cerberus Parties and Huff (the "Support Agreement"). As reported in the Support Agreement, as of July 19, 2004, the Cerberus Parties collectively were the beneficial holders of approximately 752,867 shares of Common Stock and of warrants to purchase an aggregate of approximately 680,869 shares of Common Stock (subject to adjustments in certain circumstances). As reported in the Support Agreement, as of July 19, 2004, Huff was the beneficial holder of approximately 1,165,453 shares of Common Stock and of warrants to purchase an aggregate of approximately 17,043 shares of Common Stock (subject to adjustments in certain circumstances).

** Based on 8,697,912 shares of Common Stock outstanding as of July 19, 2004, assuming the exercise of the 697,912 warrants held by the Cerberus Parties and Huff, as reported in Issuer's preliminary proxy statement filed on
      Schedule 14A with the SEC on July 28, 2004 in accordance with Section 14A of the Securities Exchange Act of 1934, as amended.

                               Page 17 of 25 Pages

      ITEM  1. SECURITY AND ISSUER.

      The class of equity security to which this Statement relates is the common stock, par value $0.01 per share (the "Common Stock"), of ICG Communications, Inc., a Delaware corporation ("Issuer"). The name and address of the principal executive offices of Issuer are 161 Inverness Drive West, Englewood, CO 80112.

      ITEM  2. IDENTITY AND BACKGROUND.

      (a), (b), (c) AND (f)

      This Statement is being filed jointly pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") by each of (1) MCCC ICG Holdings LLC; (2) MCCC Merger Corp.; (3) Columbia Capital Equity Partners III (QP), L.P.; (4) Columbia Capital Equity Partners III (Cayman), L.P.; (5) Columbia Capital Equity Partners III (AI), L.P.; (6) Columbia Capital Investors III, L.L.C.; (7) Columbia Capital Employee Investors III, L.L.C. (together with the entities listed in numbers (3) through (6), the "Columbia Purchasing Entities"); (8) Columbia Capital Equity Partners III, L.P.; (9) Columbia Capital III, L.L.C.; (10) Columbia Capital Equity Partners (Cayman) III, Ltd. (together with the entities listed in numbers (8) and (9), the "Columbia Managing Entities"); (11) Chestnut Venture Partners, L.P.; (12) M/C Venture Partners V, L.P.; (13) M/C Venture Investors, L.L.C.;
(14) M/C Venture Investors, L.L.C. (together with the entities listed in numbers
(11) and (12), the "M/C Venture Purchasing Entities"); (14) M/C VP V, L.L.C.; and (15) Chestnut Street Partners, Inc. (together with M/C VP V L.L.C., the
"M/C Venture Managing Entities"). Collectively, the filing persons are referred to herein as the "Reporting Persons".

      MCCC ICG Holdings LLC is a Delaware limited liability company ("MCCC"). MCCC Merger Corp. is a Delaware corporation and wholly owned subsidiary of MCCC ("Merger Sub").

      MCCC has nine members, the five Columbia Purchasing Entities and the four M/C Venture Partners Purchasing Entities. The Columbia Purchasing Entities consist of (1) Columbia Capital Equity Partners III (QP), L.P., a Delaware limited partnership ("CC III QP"), which is managed by its general partner, Columbia Capital Equity Partners III, L.P. ("CC III"), whose general partner is Columbia Capital III, L.L.C. ("Columbia"); (2) Columbia Capital Equity Partners III (Cayman), L.P., a Cayman Islands exempted limited partnership ("CC III Cayman"), which is managed by its general partner, Columbia Capital Equity Partners (Cayman) III, Ltd., an exempted company incorporated in the Cayman Islands with limited liability, whose sole shareholder is CC III; (3) Columbia Capital Equity Partners III (AI), L.P., a Delaware limited partnership ("CC III AI"), which is managed by its general partner, CC III; (4) Columbia Capital Investors III, L.L.C., a Delaware limited liability company ("CC Investors"), which is managed by its managing member, CC III; and (5) Columbia Capital Employee Investors III, L.L.C., a Delaware limited liability company ("CC Employee Investors"), which is managed by its managing member, CC III. Each of the Columbia Purchasing Entities is controlled by CC III, which is managed by its general partner, Columbia.

      The M/C Venture Purchasing Entities consist of (1) Chestnut Venture Partners, L.P., a Delaware limited partnership ("Chestnut"), which is managed by its general partner, Chestnut Street Partners, Inc., a Delaware corporation ("Chestnut Street"); (2) M/C Venture Partners V, L.P. , a Delaware limited partnership ("M/C Venture Partners V"), which is managed by its general partner, M/C VP V L.L.C., a Delaware limited liability company ("M/C VP V"); (3) M/C Venture Investors, L.L.C., a Delaware limited liability company.

                               Page 18 of 25 Pages

      The principal business of MCCC and Merger Sub is to transact any or all lawful business for which limited liability companies and corporations, respectively, may be organized under the laws of Delaware, including, but not limited to, transactions contemplated in the Agreement and Plan of Merger between MCCC, Merger Sub and Issuer, dated July 19, 2004 (the "Merger Agreement"). The address of the principal executive offices and place of business of MCCC and Merger Sub is c/o Columbia Capital LLC, 201 North Union Street, Suite 300, Alexandria, Virginia 22334.

      Columbia is the manager of CC III, and conducts such other activities as may be necessary or incidental thereto. Columbia is a venture capital firm that specializes in the communications and information technology industries. CC III acts as the manager of CC Investors and CC Employee Investors and as the general partner of CC III QP, CC III Cayman and CC III AI, and conducts such other activities as may be necessary or incidental thereto. Each of the Columbia Purchasing Entities was formed (i) to seek income and capital appreciation through the acquisition, holding, management, supervision and sale, exchange, distribution or other disposition of investments and (ii) to conduct such other activities as may be necessary or incidental to the foregoing. The principal business address of each of the Columbia Purchasing Entities and Columbia Managing Entities is 201 North Union Street, Suite 300, Alexandria, VA 22314.

      M/C VP V and Chestnut Street manage investment companies, such as the M/C Venture Purchasing Entities, which specialize in investing in early-state communications and related information technology companies. M/C VP V is the general partner and manager of M/C Venture Partners V and Chestnut Street is the general partner and manager of Chestnut and each conducts such other activities as may be necessary or incidental thereto. Each of the M/C Venture Purchasing Entities was formed (i) to seek income and capital appreciation through the acquisition, holding, management, supervision and sale, exchange, distribution or other disposition of investments and (ii) to conduct such other activities as may be necessary or incidental to the foregoing. The principal business address of each of the M/C Venture Purchasing Entities and M/C Venture Managing Entities is 75 State Street, Suite 2500, Boston, MA 02109.

      (d) - (e)

      During the last five years, none of the persons listed in Item 2(a)-(c) above (1) has been convicted in a criminal proceeding or (2) has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      ITEM  3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The Reporting Persons may be deemed to have acquired beneficial ownership of 2,614,232 shares of Common Stock of Issuer pursuant to the Support Agreement (the "Support Agreement") dated July 19, 2004, by and among MCCC, Cerberus Partners, L.P., Cerberus International, Ltd., Cerberus Series One Holdings, LLC, Cerberus Series Two Holdings, LLC (collectively, the "Cerberus Parties") and W.R. Huff Asset Management Co. L.L.C. ("Huff"). The Support Agreement was entered into in consideration of the execution and delivery of the Merger Agreement (as defined in Item 2 above) and the Reporting Persons did not pay any additional consideration in connection with the execution and delivery of the Support Agreement.

      The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference.

                               Page 19 of 25 Pages

      ITEM  4. PURPOSE OF TRANSACTION.

      (a), (b), (c), (d), (e), (g) and (h)

      The Support Agreement was entered into to induce MCCC to enter into, and in consideration of its entering into, the Merger Agreement (as defined in Item 2 above).

      The Merger Agreement contemplates that Merger Sub will merge with and into Issuer (the "Merger"), and each outstanding share of Issuer's Common Stock will be cancelled and converted into the right to receive $0.75 in cash.

      Pursuant to the Support Agreement, the Cerberus Parties and Huff have agreed with MCCC that at any meeting of stockholders of Issuer called to vote upon the Merger and the Merger Agreement or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent) with respect to the Merger and the Merger Agreement is sought, each of the Cerberus Parties and Huff shall as requested by MCCC or Merger Sub (including, without limitation, by cooperating with MCCC and Merger Sub with respect to the irrevocable proxy granted to MCCC described below), vote (or cause to be voted) such stockholder's shares of Common Stock in favor of the Merger, the adoption by Issuer of the Merger Agreement and the approval of the other transactions contemplated by the Merger Agreement.

      In addition, the Cerberus Parties and Huff have each agreed to exercise all voting rights attaching to such stockholder's shares to oppose any proposed action by Issuer, its stockholders, any of its subsidiaries or any other person which reasonably could be regarded as being directed towards or would be reasonably likely to impede, frustrate, prevent, delay or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement (collectively, "Frustrating Transactions"). Without in any way limiting the foregoing, at any meeting of the stockholders of Issuer or at any adjournment thereof or in any other circumstances upon which the stockholders' vote, consent or other approval is sought, the Cerberus Parties and Huff shall, as requested by MCCC or Merger Sub, vote (or cause to be voted) such stockholder's shares against, (i) any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Issuer or any other alternative proposal (collectively, "Alternative Transactions") or (ii) (A) any change in a majority of the persons who constitute the board of directors of Issuer as of the date hereof, (B) any change in the present capitalization of Issuer as of the date hereof, (C) any amendment of the Company's articles of incorporation or by-laws or (D) any action or inaction which reasonably would be expected to result in any breach, violation or contravention of the Merger Agreement.

      Also under the Support Agreement, each of the Cerberus Parties and Huff irrevocably granted to, and appointed, each of John T. Siegel, Jr. and Peter H.O. Claudy, acting individually or collectively, and any other individual who shall hereafter be designated by MCCC, such stockholder's proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of such stockholder, to vote such stockholder's shares, or grant a consent or approval in respect of such shares, at any meeting of stockholders of Issuer or at any adjournment thereof or in any other circumstances upon which their vote, consent or other approval is sought, (i) in favor of the Merger, the adoption by Issuer of the Merger Agreement and the approval of the other transactions contemplated by the Merger Agreement and (ii) against any Alternative Transaction or Frustrating Transaction.

      As a result of the Merger, Issuer, as the surviving corporation, will be a privately held Delaware corporation and Issuer's Common Stock will be de-registered under the Securities Exchange Act of 1934, as amended, which will reduce the information on Issuer available to the public. Further, in accordance with the terms of the Merger Agreement, at the effective time of the Merger the certificate of

                               Page 20 of 25 Pages
incorporation and by-laws of Issuer will be amended and restated to embody the terms set forth on Exhibits D and E to the Merger Agreement, respectively, and the directors and officers of Issuer will be replaced as provided in Schedule A thereto. Additionally, pursuant to the terms of the Merger Agreement Issuer's current stockholders will have no further rights to participate in any future increase or decrease in the value of Issuer. The Reporting Persons are evaluating the longer term prospects of the business of Issuer and are considering alternative courses of action for after completion of the Merger, which may include the sale or transfer of a material amount of assets of Issuer or any of its subsidiaries.

      All references to the Merger Agreement are qualified in their entirety by reference to the copy of such agreement filed as Exhibit 2.10 to Issuer's Form 8-K filed with the SEC on July 19, 2004, which is incorporated herein by reference. All references to the Support Agreement in this Statement are qualified in their entirety by reference to the copy of such agreement filed as
Exhibit 2 to this Statement, which is incorporated herein by reference.

      The information set forth in Item 3 of this Schedule 13D is hereby incorporated herein by reference.

      Except as set forth in the preceding paragraphs, as of the date hereof, the Reporting Persons do not have any plan or proposal that relates to or would result in:

      (a) The acquisition by any person of additional securities of Issuer, or the disposition of securities of Issuer;

      (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Issuer or any of its subsidiaries;

      (c) A sale or transfer of a material amount of assets of Issuer or any of its subsidiaries;

      (d) Any change in the present board of directors or management of Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      (e) Any material change in the present capitalization or dividend policy of Issuer;

      (f) Any other material change in Issuer's business or corporate structure;

      (g) Changes in Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Issuer by any person;

      (h) Causing a class of securities of Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) A class of equity securities of Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

      (j)   Any action similar to any of those enumerated above.

Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future.

                               Page 21 of 25 Pages

      ITEM  5. INTEREST IN SECURITIES OF ISSUER.

      (a) As of the date hereof, with respect to the limited voting power and matters described in Item 4 above, the Reporting Persons may be deemed to beneficially own an aggregate of 2,614,232 shares of Common Stock, or approximately 30.06% of the Common Stock outstanding, assuming the exercise of all warrants issued to the Cerberus Parties and Huff by Issuer as of July 19, 2004.

      (b) As of the date hereof, with respect to the limited voting power and matters described in Item 4 above, the Reporting Persons may be deemed to have shared power to vote or to direct the vote of an aggregate of 2,614,232 shares of Common Stock, or approximately 30.06% of the Common Stock outstanding, assuming the exercise of all warrants issued to the Cerberus Parties and Huff by Issuer as of July 19, 2004. By virtue of their potential status as a "group" for purposes of Rule 13d-5, each of the members of the Reporting Group may be deemed to have shared voting power over the shares owned by other members. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the sole beneficial owner of any common stock referred to in this Statement for the purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

      (c) Except for the transactions described herein, there have been no other transactions in the securities of Issuer effected by the Reporting Persons in the last 60 days.

      (d) Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Cerberus Parties and Huff have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of common stock of Issuer reported by this Statement.

      (e)   Inapplicable.

      ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER.

      Except for the agreements described above or in response to Items 3 and 4 of this Schedule 13D, which are hereby incorporated herein by reference, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 of this Schedule 13D, and any other person, with respect to any securities of Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

      ITEM  7. MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit 1. Schedule 13D Joint Filing Agreement, dated July 29, 2004 by and among the Reporting Persons.

      Exhibit 2. Support Agreement, dated July 19, 2004.

      Exhibit 3. Agreement and Plan of Merger, dated July 19, 2004, by and among MCCC ICG Holdings LLC, MCCC Merger Corp. and ICG Communications, Inc., incorporated by reference as Exhibit
                 2.10 to the Current Report on Form 8-K filed by Issuer with the Securities and Exchange Commission on July 19, 2004.

                               Page 22 of 25 Pages

                                   SIGNATURES

      After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  July 29, 2004

                                         MCCC ICG HOLDINGS LLC

                                         By: /s/ Peter H.O. Claudy
                                             -----------------------------------
                                         Name: Peter H.O. Claudy
                                         Its: Vice President

                                         MCCC MERGER CORP.

                                         By: /s/ Peter H.O. Claudy
                                             -----------------------------------
                                         Name: Peter H.O. Claudy
                                         Its: Vice President

                                         COLUMBIA CAPITAL EQUITY PARTNERS III
                                         (QP), L.P.

                                         By:  COLUMBIA CAPITAL EQUITY
                                         PARTNERS III, L.P., as general partner

                                         By: /s/ Donald A. Doering
                                             -----------------------------------
                                         Name: Donald A. Doering
                                         Title: CFO

                                         COLUMBIA CAPITAL EQUITY PARTNERS III
                                         (CAYMAN), L.P.

                                         By:  COLUMBIA CAPITAL EQUITY
                                         PARTNERS (CAYMAN) III, LTD, as general
                                         partner

                                         By: /s/ Donald A. Doering
                                             -----------------------------------
                                         Name: Donald A. Doering
                                         Title: CFO

                                         COLUMBIA CAPITAL EQUITY PARTNERS III
                                         (AI), L.P.

                               Page 23 of 25 Pages

                                         By: COLUMBIA CAPITAL EQUITY
                                         PARTNERS III, L.P., as general partner

                                         By: /s/ Donald A. Doering
                                             -----------------------------------
                                         Name: Donald A. Doering
                                         Title: CFO

                                         COLUMBIA CAPITAL INVESTORS III, L.L.C.

                                         By: COLUMBIA CAPITAL EQUITY
                                         PARTNERS III, L.P., as managing member

                                         By: /s/ Donald A. Doering
                                             -----------------------------------
                                         Name:  Donald A. Doering
                                         Title: CFO

                                         COLUMBIA CAPITAL EMPLOYEE
                                         INVESTORS III, L.L.C.

                                         By: COLUMBIA CAPITAL EQUITY
                                         PARTNERS III, L.P., as managing member

                                         By: /s/ Donald A. Doering
                                             -----------------------------------
                                         Name: Donald A. Doering
                                         Title: CFO

                                         COLUMBIA CAPITAL EQUITY PARTNERS
                                         III, L.P.

                                         By: /s/ Donald A. Doering
                                             -----------------------------------
                                         Name: Donald A. Doering
                                         Its: CFO

                                         COLUMBIA CAPITAL III, L.L.C.

                                         By: /s/ Donald A. Doering
                                             -----------------------------------
                                         Name: Donald A. Doering
                                         Its: CFO

                                         COLUMBIA CAPITAL EQUITY PARTNERS
                                         (CAYMAN) III, LTD.

                               Page 24 of 25 Pages

                                         By: /s/ Donald A. Doering
                                             -----------------------------------
                                         Name: Donald A. Doering
                                         Its: CFO

                                         CHESTNUT VENTURE PARTNERS, L.P.

                                         By: /s/ Peter H.O. Claudy
                                             -----------------------------------
                                         Name: Peter H.O. Claudy
                                         Its: Manager

                                         CHESTNUT STREET PARTNERS, INC.

                                         By: /s/ Peter H.O. Claudy
                                             -----------------------------------
                                         Name: Peter H.O. Claudy
                                         Its: Vice President

                                         M/C VENTURE PARTNERS V, L.P.

                                         By: /s/ Peter H.O. Claudy
                                             -----------------------------------
                                         Name: Peter H.O. Claudy
                                         Its: Manager

                                         M/C VP V L.L.C.

                                         By: /s/ Peter H.O. Claudy
                                             -----------------------------------
                                         Name: Peter H.O. Claudy
                                         Its: Managing Member

                                         M/C VENTURE INVESTORS, L.L.C.

                                         By: /s/ Peter H.O. Claudy
                                             -----------------------------------
                                         Name: Peter H.O. Claudy
                                         Its: Managing Member


                               Page 25 of 25 Pages